Exhibit 99.1

Press Release

For Immediate Release

Contacts:	Yee Phong (Alan) Thian
Chairman, President and CEO
(626) 307-7559
David Morris
Executive Vice President and CFO
(714) 670-2488

RBB Bancorp Reports Second Quarter Earnings for 2018

Conference Call and Webcast Scheduled for Tuesday, July 24, 2018 at

11:00 a.m. Pacific Time/2:00 p.m. Eastern Time

•	Net income was $9.4 million, or $0.54 diluted earnings per share
•	Total loans, including loans held for sale, increased by $120.5 million, or 33.4% annualized growth, from the end of the prior quarter
•	Total deposits increased by $50.9 million, or 14.9% annualized growth, from the end of the prior quarter
•	Received Bank Enterprise Award by the Department of Treasury

Los Angeles, CA, July 23, 2018 – RBB Bancorp (NASDAQ:RBB) and its subsidiaries, Royal Business Bank (“the Bank”) and RBB Asset Management Company (“RAM”), collectively referred to herein as “the Company”, announced financial results for the quarter ended June 30, 2018.

The Company reported net income of $9.4 million, or $0.54 diluted earnings per share, for the three months ended June 30, 2018, compared to net income of $8.8 million, or $0.52 diluted earnings per share, and $8.5 million, or $0.62 diluted earnings per share, for the three months ended March 31, 2018 and June 30, 2017, respectively.

“We are very pleased with our operating performance for the second quarter,” said Mr. Alan Thian, Chairman, President and CEO. “We delivered another solid quarter of net income, driven by continued momentum in mortgage originations, improved fee income, strong credit quality and careful management of expenses. Our loan pipeline remains strong and we are ramping up our SBA loan production, which is approaching historical levels, although we are seeing an elevated level of SBA loan payoffs impacting our servicing income.

“We are proud to receive an award from the Department of Treasury’s Bank Enterprise Award Program as a result of our community investments in the markets that we serve,” added Mr. Thian. “We also look forward to closing the previously announced acquisition of First American International Corp. in the second half of this year.”

Key Performance Ratios

Net income of $9.4 million for the second quarter of 2018 produced an annualized return on average assets of 2.18%, an annualized return on average tangible common equity of 15.13%, and an annualized return on average equity of 13.45%. This compares to an annualized return on average assets of 2.15%, an annualized return on average tangible common equity of 15.01%, and an annualized return on average equity of 13.27% for the first quarter of 2018.  The efficiency ratio for the second quarter of 2018 was 39.72%, compared to 43.85% for the prior quarter.

Net Interest Income and Net Interest Margin

Net interest income, before provision for loan losses, was $17.8 million for the second quarter of 2018, compared to $16.4 million for the first quarter of 2018.  The increase was primarily attributable to an 11 basis point increase in the net interest margin, combined with a $69.9 million increase in average earning assets.  Accretion of purchase discounts contributed $921,000 to net interest income in the second quarter of 2018, compared to $353,000 in the first quarter of 2018. The increase in accretion income was due to increased loan payoff activity in our purchased loan pools.

Compared to the second quarter of 2017, net interest income, before provision for loan losses, increased from $14.0 million. The increase was primarily attributable to a $236.7 million increase in average earning assets, combined with a 35 basis point increase in the net interest margin.

Net interest margin was 4.37% for the second quarter of 2018, an increase from 4.26% in the first quarter of 2018. The increase was primarily attributable to a 24 basis point increase in the yield on earning assets resulting from higher loan discount accretion and higher yields on loans, partially offset by a higher cost of deposits.  Loan discount accretion contributed 23 basis points to the net interest margin in the second quarter of 2018, compared to 9 basis points in the first quarter of 2018.

Noninterest Income

Noninterest income was $2.8 million for the second quarter of 2018, an increase of $338,000 from $2.5 million in the first quarter of 2018.  In the second quarter, gain on loan sales increased by $270,000.

The Company sold $52.9 million in mortgage loans for a net gain of $1.2 million during the quarter ended June 30, 2018, compared to $38.9 million in mortgage loans for a net gain of $983,000 during the quarter ended March 31, 2018. The Company originated $105.8 million in mortgage loans for sale for the quarter ended June 30, 2018, compared with $76.0 million during the quarter ended March 31, 2018.

The Company sold $18.2 million in SBA loans for a net gain of $885,000 during the second quarter of 2018, compared to $17.3 million in SBA loans sold for a net gain of $833,000 during the first quarter of 2018.  SBA loan originations for the second quarter were $11.1 million, compared to $4.6 million for the first quarter of 2018. The increase in SBA loan originations was attributable to the hiring of new SBA business development officers.

Compared to the second quarter of 2017, noninterest income decreased by $382,000. The decrease was primarily attributable to a $204,000 decline in gain on loan sales, and a decline of $200,000 in service charges, fees and other.

Noninterest Expense

Noninterest expense for the second quarter of 2018 was $8.2 million, compared to $8.3 million for the first quarter of 2018.  The decrease was primarily attributable to a $242,000 decrease in salaries and employee benefits expense, partially offset by an increase in legal and professional expenses of $165,000.

Compared to the second quarter of 2017, noninterest expense increased from $7.0 million. The $1.2 million increase was primarily due to an increase in salaries and employee benefits of $466,000, an increase in occupancy and equipment expenses of $107,000, an increase in data processing costs of $33,000, an increase in legal and professional expenses of $127,000 and an increase in other expenses of $508,000.  The increase in salary expense is attributable to additional staff for expansion.  The increase in occupancy expense is mainly due to rent at our Irvine location and temporary space for units pending the completion of our new headquarters office. The increase in other expenses is attributable to merger expenses of $183,000 and provision for unfunded commitments of $376,000.

Income Taxes

The effective tax rate was 19.5% (including the impact of a deduction for stock options exercised in the amount of $1.1 million) for the three months ended June 30, 2018, 15.2% (including the impact of a deduction for stock options exercised in the amount of $1.4 million) for the three months ended March 31, 2018, and 40.9% for the three months ended June 30, 2017.

Loan Portfolio

Loans held for investment, net of deferred fees and discounts, totaled $1.28 billion as of June 30, 2018, an increase of $22.2 million, or 7.04% annualized growth, from $1.26 billion at March 31, 2018, and an increase of $138.1 million, or 12.05%, from June 30, 2017.  The increase in loans held for investment from the end of the prior quarter was primarily attributable to growth in the commercial real estate and residential real estate portfolios.

Mortgage loans held for sale were $281.8 million as of June 30, 2018, an increase of $98.4 million from $183.4 million at March 31, 2018.

Deposits

Deposits were $1.42 billion at June 30, 2018, an increase of $50.9 million, or 14.86% annualized growth, from $1.37 billion at March 31, 2018, and an increase of $146.0 million, or 11.42%, from June 30, 2017. The increase in total deposits from the end of the prior quarter was attributable to growth in interest-bearing non-maturity deposits and certificates of deposit, partially offset by decreases in noninterest-bearing demand deposits.

Noninterest-bearing deposits decreased to $306.4 million as of June 30, 2018, compared to $316.0 million at March 31, 2018.  The decrease is due to one large customer moving noninterest-bearing deposits to money market deposits.  Compared to June 30, 2017 noninterest-bearing deposits increased $90.7 million from $215.7 million.

Asset Quality

Nonperforming assets totaled $7.0 million, or 0.38% of total assets at June 30, 2018, an increase from $4.8 million, or 0.28%, of total assets at March 31, 2018.  Nonperforming assets consist of Other Real Estate Owned (foreclosed properties), loans modified under troubled debt restructurings (TDR), non-accrual loans, and loans past due 90 days or more and still accruing interest. Nonperforming assets exclude purchase credit impaired (PCI) loans acquired in prior acquisitions.  The increase in nonperforming assets was primarily due to an increase of $2.1 million consisting of two TDR loans which are still performing.

Loans held-for-investment 30 to 89 days past due decreased to $1.1 million at June 30, 2018, from $2.2 million at March 31, 2018.

There were no net charge-offs during the second quarter of 2018.

The Company recorded a provision for loan losses of $700,000 for the second quarter of 2018, which was primarily attributable to the growth in total average loans during the quarter.  The Company recorded a provision for loan losses of $184,000 during the first quarter of 2018 and a recapture of $4.2 million during the second quarter of 2017.

The allowance for loan losses totaled $14.7 million, or 1.14% of total loans held for investment, at June 30, 2018, compared with $14.0 million, or 1.11%, of total loans at March 31, 2018.

Properties

Our headquarters office is located at 660 South Figueroa Street, Suite 1888, Los Angeles, California. It is in downtown Los Angeles at “Metro Center” and houses our risk management unit, including compliance and BSA groups, and our single-family residential mortgage group. The lease expired in May 2018. In October 2017, the Company signed a lease for a new headquarters office at 1055 Wilshire Boulevard, Suite 1220, Los Angeles, California, which a portion of the staff has moved into. However, we will designate this location as our headquarters in the fourth quarter 2018.  In February 2018, the Company signed a lease for a new branch in Irvine, California which we expect to occupy in September 2018.

Corporate Overview

RBB Bancorp is a $1.8 billion in assets financial holding company headquartered in Los Angeles, California. Its wholly-owned subsidiary, the Bank, is a full service commercial bank which provides business banking services to the Asian-American communities in Los Angeles County, Orange County, Ventura County and in Las Vegas, Nevada, including remote deposit, E-banking, mobile banking, commercial and investor real estate loans, business loans and lines of credit, commercial and industrial loans, SBA 7A and 504 loans, 1-4 single family residential loans, trade finance and a full range of depository accounts. The Bank has ten branches in Los Angeles County, located in downtown Los Angeles, San Gabriel, Torrance, Rowland Heights, Monterey Park, Silver Lake, Arcadia, Cerritos, Diamond Bar, and west Los Angeles, two branches in Ventura County, located in Oxnard and Westlake Village, and one branch in Las Vegas, Nevada. The Company’s administrative and lending center is located at 123 E. Valley Blvd., San Gabriel, California 91176, and its finance and operations center is located at 7025 Orangethorpe Avenue, Buena Park, California 90621. RBB’s website address is www.royalbusinessbankusa.com.

Conference Call

Management will hold a conference call at 11:00 a.m. PST/2:00 p.m. EST on Tuesday, July 24, 2018, to discuss the Company’s second quarter 2018 financial results.

To listen to the conference call, please dial 1-833-659-7620 or 1-430-775-1348, passcode 3679019. A replay of the call will be made available at 1-855-859-2056 or 1-404-537-3406, passcode 3679017, approximately one hour after the conclusion of the call and will remain available through July 31, 2018.

The conference call will also be simultaneously webcast over the Internet; please visit our Royal Business Bank website at www.royalbusinessbankusa.com and click on the “Investors” tab to access the call from the site. This webcast will be recorded and available for replay on the Company’s website approximately two hours after the conclusion of the conference call.

Disclosure

This press release contains certain non-GAAP financial disclosures for tangible common equity and tangible assets and adjusted earnings. The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. Please refer to the tables at the end of this release for a presentation of performance ratios in accordance with GAAP and a reconciliation of the non-GAAP financial measures to the GAAP financial measures.

Safe Harbor

Certain matters set forth herein (including the exhibits hereto) constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to the Company’s current business plans and expectations and our future financial position and operating results. These forward-looking statements are subject to risks and uncertainties that could cause actual results, performance and/or achievements to differ materially from those projected. These risks and uncertainties include, but are not limited to, local, regional, national and international economic and market conditions and events and the impact they may have on us, our customers and our assets and liabilities; our ability to attract deposits and other sources of funding or liquidity; supply and demand for real estate and periodic deterioration in real estate prices and/or values in California or other states where we lend, including both residential and commercial real estate; a prolonged slowdown or decline in real estate construction, sales or leasing activities; changes in the financial performance and/or condition of our borrowers, depositors or key vendors or counterparties; changes in our levels of delinquent loans, nonperforming assets, allowance for loan losses and charge-offs; the costs or effects of acquisitions or dispositions we may make, including First American International Corporation (“FAIC”), whether we are able to obtain any required governmental or shareholder approvals in connection with any such acquisitions or dispositions, and/or our ability to realize the contemplated financial or business benefits associated with any such acquisitions or dispositions; the effect of changes in laws, regulations and applicable judicial decisions (including laws, regulations and judicial decisions concerning financial reforms, taxes, banking capital levels, consumer, commercial or secured lending, securities and securities trading and hedging, compliance, employment, executive compensation, insurance, vendor management and information security) with which we and our subsidiaries must comply or believe we should comply; changes in estimates of future reserve requirements and minimum capital requirements based upon the periodic review thereof under relevant regulatory and accounting requirements, including changes in the Basel Committee framework establishing capital standards for credit, operations and market risk; inflation, interest rate, securities market and monetary fluctuations; changes in government interest rates or monetary policies; changes in the amount and availability of deposit insurance; cyber-security threats, including loss of system functionality or theft or loss of Company or customer data or money; political instability; acts of war or terrorism, or natural disasters, such as earthquakes, drought, or the effects of pandemic diseases; the timely development and acceptance of new banking products and services and the perceived overall value of these products and services by our customers and potential customers; the Company’s relationships with and reliance upon vendors with respect to the operation of certain of the Company’s key internal and external systems and applications; changes in commercial or consumer spending, borrowing and savings preferences or behaviors; technological changes and the expanding use of technology in banking (including the adoption of mobile banking and funds transfer applications); the ability to retain and increase market share, retain and grow customers and control expenses; changes in the competitive and regulatory environment among financial and bank holding companies, banks and other financial service providers; volatility in the credit and equity markets and its effect on the general economy or local or regional business conditions; fluctuations in the price of the Company’s common stock or other securities; and the resulting impact on the Company’s ability to raise capital or make acquisitions, the effect of changes in accounting policies and practices, as may be adopted from time-to-time by our regulatory agencies, as well as by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard-setters; changes in our organization, management, compensation and benefit plans, and our ability to retain or expand our workforce, management team and/or our board of directors; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of legal proceedings (such as securities, consumer or employee class action litigation), regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; our ongoing relations with our various federal and state regulators, including the SEC, FDIC, FRB and California DBO; our success at managing the risks involved in the foregoing items and all other factors set forth in the Company’s public reports, including its Annual Report as filed under Form 10-K for the year ended December 31, 2017, and particularly the discussion of risk factors within that document. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements except as required by law. Any statements about future operating results, such as those concerning accretion and dilution to the Company’s earnings or shareholders, are for illustrative purposes only, are not forecasts, and actual results may differ.

Additional Information about the Proposed Acquisition of FAIC

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed acquisition transaction, the Company intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus of RBB Bancorp and a proxy statement of FAIC (collectively, the “proxy statement/prospectus”).  SHAREHOLDERS OF FAIC AND RBB BANCORP ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.  Investors and security holders will be able to obtain the documents, and any other documents RBB Bancorp has filed with the SEC, free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by RBB Bancorp will be available free of charge by (1) accessing RBB Bancorp’s website at www.royalbusinessbankusa.com under the “Investor Relations” link and then under the heading “SEC Filings”, (2) writing RBB Bancorp at 7025 Orangethorpe Avenue, Buena Park, CA 90621, Attention: Investor Relations, or (3) writing FAIC at 79 Bayard Street, New York, NY 10013, Attention: Corporate Secretary.

The directors, executive officers and certain other members of management and employees of the Company may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition.  Information about the Company’s directors and executive officers is included in the definitive proxy statement for its 2018 annual meeting of RBB Bancorp shareholders, which was filed with the SEC on April 23, 2018.  The directors, executive officers and certain other members of management and employees of FAIC may also be deemed to be participants in the solicitation of consents in favor of the acquisition from the shareholders of FAIC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

RBB BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Dollars in thousands)

	June 30,	March 31,	December 31,	September 30,	June 30,
	2018	2018	2017	2017	2017
Assets
Cash and due from banks	$72,780	$53,535	$70,048	$69,552	$104,366
Federal funds sold and other cash equivalents	—	25,000	80,000	96,500	58,500
Total cash and cash equivalents	72,780	78,535	150,048	166,052	162,866
Interest-bearing deposits in other financial institutions	600	600	600	100	100
Investment securities available for sale	61,299	82,848	64,957	55,697	40,241
Investment securities held to maturity	9,986	9,998	10,009	5,191	6,199
Mortgage loans held for sale	281,755	183,391	125,847	125,704	83,263
Loans held for investment	1,284,082	1,261,928	1,249,074	1,196,522	1,146,005
Allowance for loan losses	(14,657)	(13,957)	(13,773)	(11,420)	(10,627)
Net loans held for investment	1,269,425	1,247,971	1,235,301	1,185,102	1,135,378
Premises and equipment, net	7,502	6,687	6,583	6,300	6,441
Federal Home Loan Bank (FHLB) stock	7,738	6,770	6,770	6,770	6,770
Net deferred tax assets	6,738	6,460	6,086	9,517	10,214
Income tax receivable	2,520	272	272	—	—
Other real estate owned (OREO)	293	293	293	293	833
Cash surrender value of life insurance	33,180	32,980	32,782	32,578	32,358
Goodwill	29,940	29,940	29,940	29,940	29,940
Servicing assets	6,134	5,979	5,957	5,370	4,661
Core deposit intangibles	1,280	1,357	1,438	1,525	1,612
Accrued interest and other assets	25,702	21,023	14,176	12,575	12,723
Total assets	$1,816,872	$1,715,104	$1,691,059	$1,642,714	$1,533,599
Liabilities and shareholders' equity
Deposits:
Noninterest-bearing demand	$306,362	$316,047	$285,690	$287,574	$215,716
Savings, NOW and money market accounts	424,261	399,892	411,663	362,018	348,627
Time deposits	693,783	657,565	639,928	668,700	714,105
Total deposits	1,424,406	1,373,504	1,337,281	1,318,292	1,278,448
Reserve for unfunded commitments	483	575	282	489	517
Income tax payable	—	1,563	—	—	—
FHLB advances	40,000	—	25,000	—	—
Long-term debt	49,601	49,564	49,528	49,492	49,456
Subordinated debentures	3,470	3,447	3,424	3,402	3,379
Accrued interest and other liabilities	12,710	10,629	10,368	10,708	9,462
Total liabilities	1,530,670	1,439,282	1,425,883	1,382,383	1,341,262
Shareholders' equity:
Shareholder's equity	287,509	276,862	265,619	260,468	192,427
Accumulated other comprehensive income (loss) - Net of tax	(1,307)	(1,040)	(443)	(137)	(90)
Total shareholders' equity	286,202	275,822	265,176	260,331	192,337
Total liabilities and stockholders’ equity	$1,816,872	$1,715,104	$1,691,059	$1,642,714	$1,533,599

RBB BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended
	June 30, 2018	March 31, 2018	June 30, 2017
Interest and dividend income:
Interest and fees on loans	$21,132	$19,074	$16,759
Interest on interest-bearing deposits	209	187	209
Interest on investment securities	603	560	313
Dividend income on FHLB stock	134	119	82
Interest on federal funds sold and other	206	237	158
Total interest income	22,284	20,177	17,521
Interest expense:
Interest on savings deposits, NOW and money market accounts	998	702	575
Interest on time deposits	2,410	2,046	1,993
Interest on subordinated debentures and other	920	913	907
Interest on other borrowed funds	129	71	12
Total interest expense	4,457	3,732	3,487
Net interest income	17,827	16,445	14,034
Provision for loan losses	700	184	(4,188)
Net interest income after provision for loan losses	17,127	16,261	18,222
Noninterest income:
Service charges, fees and other	446	466	646
Gain on sale of loans	2,085	1,815	2,289
Loan servicing fees, net of amortization	58	(31)	(5)
Recoveries on loans acquired in business combinations	5	6	29
Increase in cash surrender value of life insurance	199	199	216
	2,793	2,455	3,175
Noninterest expense:
Salaries and employee benefits	4,709	4,951	4,243
Occupancy and equipment expenses	834	791	727
Data processing	487	473	454
Legal and professional	423	258	296
Amortization of intangibles	77	81	87
Other expenses	1,661	1,735	1,153
	8,191	8,289	6,960
Income before income taxes	11,729	10,427	14,437
Income tax expense	2,292	1,580	5,901
Net income	$9,437	$8,847	$8,536
Net income per share
Basic	$0.58	$0.55	$0.67
Diluted	$0.54	$0.52	$0.62

RBB BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(Dollars in thousands, except per share amounts)

	Six Months Ended
	June 30,
	2018	2017
Interest and dividend income:
Interest and fees on loans	$40,206	$32,792
Interest on interest-bearing deposits	395	360
Interest on investment securities	1,162	591
Dividend income on FHLB stock	253	235
Interest on federal funds sold and other	443	302
Total interest income	42,459	34,280
Interest expense:
Interest on savings deposits, NOW and money market accounts	1,700	1,049
Interest on time deposits	4,456	3,842
Interest on subordinated debentures and other	1,833	1,812
Interest on other borrowed funds	200	29
Total interest expense	8,189	6,732
Net interest income	34,270	27,548
Provision (recapture) for loan losses	884	(4,188)
Net interest income after provision (recapture) for loans losses	33,386	31,736
Noninterest income:
Service charges, fees and other	911	1,106
Gain on sale of loans	3,900	3,786
Loan servicing fees, net of amortization	27	257
Recoveries on loans acquired in business combinations	11	57
Increase in cash surrender value of life insurance	398	401
	5,247	5,607
Noninterest expense:
Salaries and employee benefits	9,660	8,426
Occupancy and equipment expenses	1,626	1,471
Data processing	960	806
Legal and professional	680	(91)
Amortization of intangibles	158	181
Other expenses	3,396	2,745
	16,480	13,538
Income before income taxes	22,153	23,805
Income tax expense	3,872	9,776
Net income	$18,281	$14,029
Net income per share
Basic	$1.13	$1.09
Diluted	$1.06	$1.02
Cash Dividends declared per common share	$0.17	$0.30

RBB BANCORP AND SUBSIDIARIES

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

(Unaudited)

(Dollars in thousands, except per share amounts)

	For the three months ended
	June 30, 2018			March 31, 2018			June 30, 2017
	Average	Interest	Yield /	Average	Interest	Yield /	Average	Interest	Yield /
(tax-equivalent basis, dollars in thousands)	Balance	& Fees	Rate	Balance	& Fees	Rate	Balance	& Fees	Rate
Earning assets:
Federal funds sold, cash equivalents & other (1)	$79,065	$549	2.78%	$97,741	$543	2.25%	$134,089	$449	1.34%
Securities (2)
Available for sale	74,836	519	2.78%	70,742	477	2.74%	40,618	253	2.50%
Held to maturity	9,992	92	3.71%	10,005	92	3.75%	6,204	60	3.88%
Mortgage loans held for sale	218,261	2,428	4.46%	158,820	1,838	4.69%	71,356	848	4.77%
Loans held for investment: (3)
Real estate	876,792	12,635	5.78%	829,971	11,097	5.42%	768,585	10,645	5.56%
Commercial (4)	377,077	6,069	6.46%	398,811	6,139	6.24%	378,436	5,266	5.58%
Total loans	1,253,869	18,704	5.98%	1,228,782	17,236	5.69%	1,147,021	15,911	5.56%
Total earning assets	1,636,023	$22,292	5.47%	1,566,090	$20,187	5.23%	1,399,288	$17,521	5.02%
Noninterest-earning assets	100,442			102,693			95,434
Total assets	$1,736,465			$1,668,783			$1,494,722
Interest-bearing liabilities
NOW and money market deposits	$387,116	$968	1.00%	$360,151	$667	0.75%	$302,483	$536	0.71%
Savings deposits	29,499	30	0.39%	32,648	35	0.44%	34,203	39	0.46%
Time deposits	666,493	2,410	1.45%	645,654	2,046	1.29%	701,314	1,993	1.14%
Total interest-bearing deposits	1,083,108	3,408	1.26%	1,038,453	2,748	1.07%	1,038,000	2,568	0.99%
FHLB short-term advances	34,011	129	1.52%	17,771	71	1.62%	5,220	12	0.92%
Long-term debt	49,583	849	6.88%	49,542	849	6.95%	49,432	850	6.90%
Subordinated debentures	3,459	71	8.30%	3,433	64	7.58%	3,366	57	6.79%
Total interest-bearing liabilities	1,170,161	$4,457	1.53%	1,109,199	$3,732	1.36%	1,096,018	$3,487	1.28%
Noninterest-bearing liabilities
Noninterest-bearing deposits	271,920			277,146			198,126
Other noninterest-bearing liabilities	12,931			12,007			13,176
Total noninterest-bearing liabilities	284,850			289,153			211,302
Shareholders' equity	281,454			270,430			187,402
Total liabilities and shareholders' equity	$1,736,465			$1,668,783			$1,494,722
Net interest income / interest rate spreads		$17,835	3.94%		$16,455	3.87%		$14,034	3.75%
Net interest margin			4.37%			4.26%			4.02%

(1)	Includes income and average balances for FHLB stock, term federal funds, interest-bearing time deposits and other miscellaneous interest-bearing assets.
(2)

We have a minor amount of tax-exempt loans and securities, less than $6 million at June 30, 2018 and less than $1 million at December 31, 2017 and March 31, 2017. Interest income and average rates for tax-exempt loans and securities are presented on a tax-equivalent basis.

(3)	Average loan balances include nonaccrual loans and loans held for sale. Interest income on loans includes - amortization of deferred loan fees, net of deferred loan costs.
(4)	Includes purchased receivables, which are short term loans made to investment grade companies and are used for cash - management purposes by the Company.

RBB BANCORP AND SUBSIDIARIES

AVERAGE BALANCE SHEET AND NET INTEREST INCOME

(Unaudited)

(Dollars in thousands, except per share amounts)

	For the six months ended June 30,
	2018			2017
	Average	Interest	Yield /	Average	Interest	Yield /
(tax-equivalent basis, dollars in thousands)	Balance	& Fees	Rate	Balance	& Fees	Rate
Earning assets:
Federal funds sold, cash equivalents & other (1)	$85,509	$1,092	2.58%	$126,214	$897	1.43%
Securities (2)
Available for sale	72,453	996	2.77%	39,737	470	2.39%
Held to maturity	9,997	184	3.71%	6,207	121	3.93%
Mortgage loans held for sale	197,471	4,266	4.36%	61,606	1,469	4.81%
Loans held for investment: (3)
Real estate	852,433	23,732	5.61%	767,138	21,317	5.60%
Commercial (4)	380,740	12,208	6.47%	373,697	10,006	5.40%
Total loans	1,233,173	35,940	5.88%	1,140,835	31,323	5.54%
Total earning assets	1,598,603	$42,478	5.36%	1,374,599	$34,280	5.03%
Noninterest-earning assets	95,754			91,422
Total assets	$1,694,357			$1,466,021
Interest-bearing liabilities
NOW and money market deposits	$365,909	$1,636	0.90%	$284,879	$971	0.69%
Savings deposits	30,709	65	0.43%	34,174	78	0.46%
Time deposits	653,837	4,456	1.37%	697,135	3,842	1.11%
Total interest-bearing deposits	1,050,455	6,157	1.18%	1,016,188	4,891	0.97%
FHLB short-term advances	32,565	200	1.24%	7,735	29	0.76%
Long-term debt	49,567	1,698	6.91%	49,414	1,698	6.93%
Subordinated debentures	3,449	135	7.92%	3,354	114	6.85%
Total interest-bearing liabilities	1,136,036	$8,190	1.45%	1,076,691	$6,732	1.26%
Noninterest-bearing liabilities
Noninterest-bearing deposits	269,957			191,975
Other noninterest-bearing liabilities	12,114			11,810
Total noninterest-bearing liabilities	282,071			203,785
Shareholders' equity	276,250			185,545
Total liabilities and shareholders' equity	$1,694,357			$1,466,021
Net interest income / interest rate spreads		$34,288	3.90%		$27,548	3.77%
Net interest margin			4.33%			4.04%

RBB BANCORP AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	For the three months ended
	June 30,	March 31,	June 30,
	2018	2018	2017
Per share data (common stock)
Earnings
Basic	$0.58	$0.55	$0.67
Diluted	$0.54	$0.52	$0.62
Book value	$17.30	$16.93	$14.99
Tangible book value	$15.41	$15.01	$12.53
Weighted average shares outstanding
Basic	16,407,439	16,082,894	12,827,803
Diluted	17,322,801	17,162,319	13,863,273
Shares outstanding at period end	16,544,627	16,288,927	12,827,803
Performance ratios
Return on average assets, annualized	2.18%	2.15%	2.29%
Return on average shareholders' equity, annualized	13.45%	13.27%	18.27%
Return on average tangible common equity, annualized	15.13%	15.01%	21.97%
Noninterest income to average assets, annualized	0.65%	0.60%	0.85%
Noninterest expense to average assets, annualized	1.89%	2.02%	1.87%
Yield on average earning assets	5.47%	5.23%	5.02%
Cost of average deposits	1.01%	0.85%	0.83%
Cost of average interest-bearing deposits	1.26%	1.07%	0.99%
Cost of average interest-bearing liabilities	1.53%	1.36%	1.28%
Accretion on loans to average earning assets	0.23%	0.09%	0.25%
Net interest spread	3.94%	3.87%	3.75%
Net interest margin	4.37%	4.26%	4.02%
Efficiency ratio	39.72%	43.86%	40.44%

RBB BANCORP AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	For the six months ended June 30,
	2018	2017
Per share data (common stock)
Earnings
Basic	$1.13	$1.09
Diluted	$1.06	$1.02
Dividends declared	$0.17	$0.30
Book value	$17.30	$14.99
Tangible book value	$15.41	$12.53
Weighted average shares outstanding
Basic	16,246,063	12,827,803
Diluted	17,248,126	13,798,475
Shares outstanding at period end	16,544,627	12,827,803
Performance ratios
Return on average assets, annualized	2.18%	1.93%
Return on average shareholders' equity, annualized	13.35%	15.25%
Return on average tangible common equity, annualized	15.05%	18.38%
Noninterest income to average assets, annualized	0.62%	0.77%
Noninterest expense to average assets, annualized	1.96%	1.86%
Yield on average earning assets	5.36%	5.03%
Cost of average deposits	0.94%	0.82%
Cost of average interest-bearing deposits	1.18%	0.97%
Cost of average interest-bearing liabilities	1.45%	1.26%
Accretion on loans to average earning assets	0.11%	0.19%
Net interest spread	3.90%	3.77%
Net interest margin	4.33%	4.04%
Efficiency ratio	41.70%	40.83%
Common stock dividend payout ratio	15.11%	20.13%

RBB BANCORP AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	For the periods ending
	June 30,	March 31,	June 30,
	2018	2018	2017
Loan to deposit ratio	90.15%	91.88%	89.64%
Core deposits / total deposits	70.18%	73.45%	70.51%
Net non-core funding dependence ratio	17.43%	14.63%	23.84%

Credit Quality Data:
Loans 30-89 days past due	$1,064	$2,221	$20,688
Loans 30-89 days past due to total loans	0.08%	0.18%	1.81%
Nonperforming loans	$6,680	$4,465	$8,481
Nonperforming loans to total loans	0.52%	0.35%	0.74%
Nonperforming assets	$6,972	$4,758	$9,314
Nonperforming assets to total assets	0.38%	0.28%	0.61%
Allowance for loan losses to total loans	1.14%	1.11%	0.93%
Allowance for loan losses to nonperforming loans	219.42%	312.60%	125.30%
Net charge-offs to average loans (for the quarter-to-date period)	—	—	-0.06%

Regulatory and other capital ratios—Company
Tangible common equity to tangible assets	14.28%	14.58%	10.70%
Tier 1 leverage ratio	15.23%	15.24%	11.24%
Tier 1 common capital to risk-weighted assets	18.29%	17.95%	13.68%
Tier 1 capital to risk-weighted assets	18.54%	18.21%	13.96%
Total capital to risk-weighted assets	23.16%	22.89%	19.10%

Regulatory capital ratios—bank only
Tier 1 leverage ratio	14.84%	14.84%	13.32%
Tier 1 common capital to risk-weighted assets	18.06%	17.72%	16.58%
Tier 1 capital to risk-weighted assets	18.06%	17.72%	16.58%
Total capital to risk-weighted assets	19.14%	18.78%	17.53%

RBB BANCORP AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

	2Q	1Q	4Q	3Q	2Q
Quarterly Consolidated Statements of Earnings	2018	2018	2017	2017	2017
Interest income
Loans, including fees	$21,132	$19,074	$20,297	$17,200	$16,759
Investment securities and other	1,152	1,103	1,182	1,146	762
Total interest income	22,284	20,177	21,479	18,346	17,521
Interest expense
Deposits	3,408	2,748	2,671	2,710	2,568
Interest on subordinated debentures and other	920	913	909	908	907
Other borrowings	129	71	7	—	12
Total interest expense	4,457	3,732	3,587	3,618	3,487
Net interest income before provision for loan losses	17,827	16,445	17,892	14,728	14,034
Provision (recapture) for loan losses	700	184	2,436	700	(4,188)
Net interest income after provision for loan losses	17,127	16,261	15,456	14,028	18,222
Noninterest income	2,793	2,455	3,798	3,796	3,175
Noninterest expense	8,191	8,289	6,884	7,200	6,960
Earnings before income taxes	11,729	10,427	12,370	10,624	14,437
Income taxes	2,292	1,580	7,481	4,013	5,901
Net income	$9,437	$8,847	$4,889	$6,611	$8,536
Net income per common share - basic	$0.58	$0.55	$0.31	$0.45	$0.67
Net income per common share - diluted	$0.54	$0.52	$0.29	$0.42	$0.62
Cash dividends declared per common share	$0.09	$0.08	$0.08	—	—
Cash dividends declared	$1,470	$1,275	$1,270	—	—
Yield on average assets, annualized	2.18%	2.15%	1.18%	1.65%	2.29%
Yield on average earning assets	5.47%	5.23%	5.54%	4.87%	5.02%
Cost of average deposits	1.01%	0.85%	0.81%	0.84%	0.83%
Cost of average interest-bearing deposits	1.26%	1.07%	1.02%	1.01%	0.99%
Cost of average interest-bearing liabilities	1.53%	1.36%	1.30%	1.29%	1.28%
Accretion on loans to average earning assets	0.23%	0.09%	0.71%	0.17%	0.25%
Net interest margin	4.37%	4.26%	4.62%	3.91%	4.02%

RBB BANCORP AND SUBSIDIARIES

SELECTED FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollars in thousands, except per share amounts)

Loan Portfolio Detail	As of June 30, 2018		As of March 31, 2018		As of December 31, 2017		As of September 30, 2017		As of June 30, 2017
(dollars in thousands)	$	%	$	%	$	%	$	%	$	%
Loans:
Commercial and industrial	$311,186	24.2	$278,394	22.1	$280,766	22.5	$225,967	18.9	$229,984	20.1
SBA	97,142	7.6	114,652	9.1	131,421	10.5	148,005	12.4	158,373	13.8
Construction and land development	94,901	7.4	101,240	8.0	91,908	7.4	94,297	7.9	100,239	8.8
Commercial real estate (1)	492,993	38.4	500,051	39.6	496,039	39.7	491,086	41.0	439,204	38.3
Single-family residential mortgages	287,860	22.4	267,591	21.2	248,940	19.9	237,167	19.8	218,205	19.0
Total loans (2)	$1,284,082	100.0	$1,261,928	100.0	$1,249,074	100.0	$1,196,522	100.0	$1,146,005	100.0
Allowance for loan losses	(14,657)		(13,957)		(13,773)		(11,420)		(10,627)
Total loans, net	$1,269,425		$1,247,971		$1,235,301		$1,185,102		$1,135,378

(1)	Includes non-farm and non-residential loans, multi-family residential loans and non-owner occupied single family residential loans.
(2)	Net of discounts and deferred fees and costs.

	Six months ended
Change in Allowance for Loan Losses	June 30,
(dollars in thousands)	2018	2017
Beginning balance	$13,773	$14,162
Additions (recapture) to the allowance charged to expense	884	(4,188)
Recoveries on loans charged-off	—	653
Ending balance	$14,657	$10,627

Tangible Book Value Reconciliations (non-GAAP)

The tangible book value per share is a non-GAAP disclosure. The Company uses certain non-GAAP financial measures to provide supplemental information regarding the Company’s performance. The following is a reconciliation of tangible book value to the Company shareholders’ equity computed in accordance with GAAP, as well as a calculation of tangible book value per share as of June 30, 2018 and 2017.

	June 30,
(dollars in thousands, except per share data)	2018	2017
Tangible common equity:
Total shareholders' equity	$286,202	$192,337
Adjustments
Goodwill	(29,940)	(29,940)
Core deposit intangible	(1,280)	(1,612)
Tangible common equity	$254,983	$160,785
Tangible assets:
Total assets-GAAP	$1,816,871	$1,533,599
Adjustments
Goodwill	(29,940)	(29,940)
Core deposit intangible	(1,280)	(1,612)
Tangible assets	$1,785,651	$1,502,047
Common shares outstanding	16,544,627	12,827,803
Tangible common equity to tangible assets ratio	14.28%	10.70%
Tangible book value per share	$15.41	$12.53